Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
PIVOTAL INVESTMENT CORPORATION III

Pursuant to Section 242 of the
Delaware General Corporation Law

The undersigned, being a duly authorized officer of PIVOTAL INVESTMENT CORPORATION III (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.	The name of the Corporation is Pivotal Investment Corporation III

2.	The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on October 6, 2020 and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on February 8, 2021.

3.	This Amendment to the Amended and Restated Certificate of Incorporation further amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.	This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of at least 65% of the outstanding shares of common stock at a meeting of stockholders in accordance with ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation and the provisions of Sections 242 the General Corporation Law of the State of Delaware.

5.	Section F of ARTICLE SIXTH is hereby deleted and replaced in its entirety as follows:

F.	“In the event that the Corporation does not consummate a Business Combination by August 11, 2023 (the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the IPO Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon, less up to $100,000 of interest for the Corporation’s liquidation expenses and any interest for income or franchise taxes payable, divided by the total number of IPO Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 30th day of December, 2022.

/s/ Jonathan Ledecky
Jonathan Ledecky Chairman